Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CARIBOU BIOSCIENCES, INC.

Caribou Biosciences, Inc. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify as follows:

The first paragraph of Article FOURTH of the Fourth Amended and Restated Certificate of Incorporation of the Company, as amended to date, is amended to read in its entirety as set forth in the following paragraph, which amendment was approved and duly adopted by the Company’s Board of Directors in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and was duly adopted by written consent of the stockholders in accordance with Section 228 of the DGCL:

“The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 58,971,622, comprised of: (i) 44,541,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and (ii) 14,430,622 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”), 1,576,342 of which are hereby designated as “Series A Preferred Stock” (the “Series A Preferred Stock”), 3,004,124 of which are hereby designated as “Series A-1 Preferred Stock” (the “Series A-1 Preferred Stock”), 3,186,116 of which are hereby designated as “Series B Preferred Stock” (the “Series B Preferred Stock”), and 6,664,040 of which are hereby designated as “Series C Preferred Stock” (the “Series C Preferred Stock”). Upon the effectiveness of the Certificate of Amendment of the Fourth Amended and Restated Certificate of Incorporation first inserting this sentence (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically subdivided, reclassified and changed into 1.818 shares of Common Stock (the “Forward Split”), without the need for any further action by the Corporation or the holders thereof. No fractional shares shall be issued in connection with the Forward Split. In lieu of any fractional shares of Common Stock to which a holder would otherwise be entitled upon or as a result of the Forward Split, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board of Directors of the Corporation. Each stock certificate (or book entry shares) that immediately prior to the Effective Time represented shares of

Common Stock, shall, from and after the Effective Time, represent that number of shares of Common Stock into which the shares of Common Stock have been subdivided, reclassified and changed into pursuant to the Forward Split; provided, however, that each holder of any stock certificate(s) that represented shares of Common Stock immediately prior to the Effective Time shall be entitled to receive, upon surrender of such certificate(s), one or more certificates (or book entry shares) evidencing and representing the number of shares of Common Stock into which the shares represented by such certificates(s) shall have been subdivided, reclassified and changed into pursuant to the Forward Split.”

IN WITNESS WHEREOF, Caribou Biosciences, Inc. has caused this Certificate of Amendment to be signed by its duly authorized officer this 15th day of July, 2021.

CARIBOU BIOSCIENCES, INC.

By:	/s/ Rachel E. Haurwitz
	Name:	Rachel E. Haurwitz
	Title:	President and Chief Executive Officer